                                                                       EXHIBIT 5

                      EKCO Group, Inc.
                                                          Phone: 603 888-1212

                      98 Spit Brook Road, Suite 102
           [LOGO]     Nashua, New Hampshire 03062-5738    Fax: 603 888-1427

                                                                 August 12, 1999

To the Shareholders of
Ekco Group, Inc.

    We are pleased to inform you that on August 5, 1999, Ekco Group, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with CCPC Acquisition Corp., a Delaware corporation, and its wholly owned subsidiary, EG Two Acquisition Corp., a Delaware corporation (the "Purchaser"), both of which are affiliates of Borden, Inc., a New Jersey corporation ("Borden"), pursuant to which the Purchaser has today commenced a tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's common stock, par value $0.01 per share (and the associated series A preferred share purchase rights), and the series B ESOP convertible preferred stock, par value $.01 per share (together, the "EKCO Shares") for $7.00 per EKCO Share, net to the seller in cash, without interest thereon. Under the Merger Agreement, following the Offer, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Lehman Brothers, Inc., the Company's financial advisor, that the cash consideration to be received by the holders of EKCO Shares in the Offer and the Merger is fair from a financial point of view to such holders.

    In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated August 11, 1999 of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your EKCO Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your EKCO Shares. WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY.

    On behalf of the Board of Directors, I thank you for your past and continuing support.

                                        Sincerely,
                                        /s/ Malcolm L. Sherman

                                        Malcolm L. Sherman
                                        Chairman and Chief Executive Officer.